SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Cedar Fair, L.P.
(Name of Issuer)

Units Representing Limited Partner Interests
(Title of Class of Securities)

150185106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of units reported herein is 10,021,418, which constitutes approximately 18.2% of the total number of units outstanding.  All ownership percentages set forth herein assume that there are 55,207,944 units outstanding.

1.     Name of Reporting Person:

           Q Funding III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  6,642,100
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  6,642,100
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,642,100

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 12.0%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Q4 Funding, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  3,379,318
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  3,379,318
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,379,318

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.1%

14.     Type of Reporting Person: PN

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the Units Representing Limited Partner Interests (the "Units") of Cedar Fair, L.P. (the "Issuer").  The principal executive offices of the Issuer are located at One Cedar Point Drive, Sandusky, Ohio 44870.

ITEM 2.  IDENTITY AND BACKGROUND.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Q Funding III, L.P., a Texas limited partnership ("Q3") and Q4 Funding, L.P., a Texas limited partnership ("Q4"), the "Reporting Persons." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Prufrock Onshore, L.P., a Texas limited partnership ("Prufrock"), J Alfred Onshore, LLC, a Texas limited liability company ("J Alfred"), Star Spangled Sprockets, L.P., a Texas limited partnership ("Star"), Excalibur Domestic, LLC, a Texas limited liability company ("Excalibur") and Geoffrey Raynor ("Raynor"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

(b)-(c)

Reporting Persons

Q3 is a Texas limited partnership, the principal business of which is investment.  The principal address of Q3, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Q4 is a Texas limited partnership, the principal business of which is investment.  The principal address of Q4, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Controlling Persons

Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below.  The principal address of each Controlling Person, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Prufrock is a Texas limited partnership, the principal business of which is serving as the general partner of Q3 and activities related thereto.

J Alfred is a Texas limited liability company, the principal business of which is serving as the general partner of Prufrock and activities related thereto.

Star is a Texas limited partnership, the principal business of which is serving as the general partner of Q4 and activities related thereto.

Excalibur is a Texas limited liability company, the principal business of which is serving as the general partner of Star and activities related thereto.

Raynor's principal occupation or employment is serving as the President of Scepter Holdings, Inc. ("Scepter"), a Texas corporation, the principal business of which is serving as the general partner of Amalgamated Gadget, L.P. ("Amalgamated") and activities related thereto.  Raynor is the sole shareholder, the director and the President of Scepter. Amalgamated is a Texas limited partnership, the principal business of which is providing investment consulting services to third parties.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of the funds used or to be used by the Reporting Persons to purchase the Units is set forth below.

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Q3	Other	$78,584,935.27
Q4	Other	$41,715,135.85

ITEM 4.  PURPOSE OF TRANSACTION.

          The Reporting Persons acquired and continue to hold the Units reported herein for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may sell all or a portion of the Units, or may purchase additional Units, on the open market or in one or more private transactions. Any additional purchases could result in an ownership position of over 20% of the outstanding Units.

          As disclosed on January 22, 2010, the Reporting Persons intend to vote against the Issuer's previously announced merger transaction providing for the acquisition of the Issuer by Siddur Holdings, Ltd, an entity controlled by affiliates of Apollo Global Management, for $11.50 per Unit in cash. The Reporting Persons have also urged, and continue to urge, all other Unitholders to do the same.

          At the Issuer's request, the Reporting Persons recently met with representatives of the Issuer. Because the Reporting Persons believe that the proposed merger transaction will not obtain the approval of the necessary percentage of Unitholders, the Reporting Persons may have additional conversations with management and other parties concerning the proposed merger transaction and other matters of mutual interest, including any options the Issuer may have to increase the value in its Units.

          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)

Reporting Persons

Q3

Q3 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,642,100 Units, which constitutes approximately 12.0% of the outstanding Units.

Q4

Q4 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,379,318 Units, which constitutes approximately 6.1% of the outstanding Units.

Controlling Persons

Prufrock

Because of its position as the sole general partner of Q3, Prufrock may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,642,100 Units, which constitutes approximately 12.0% of the outstanding Units.

J Alfred

Because of its position as the sole general partner of Prufrock, J Alfred may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,642,100 Units, which constitutes approximately 12.0% of the outstanding Units.

Star

Because of its position as the sole general partner of Q4, Star may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,379,318 Units, which constitutes approximately 6.1% of the outstanding Units.

Excalibur

Because of its position as the sole general partner of Star, Excalibur may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,379,318 Units, which constitutes approximately 6.1% of the outstanding Units.

Raynor

Because of his position as the person who controls J Alfred and Excalibur, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 10,021,418 Units, which constitutes approximately 18.2% of the outstanding Units.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

(b)

Reporting Persons

Q3

Acting through its general partner, Q3 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,642,100 Units.

Q4

Acting through its general partner, Q4 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,379,318 Units.

Controlling Persons

Prufrock

As the sole general partner of Q3, Prufrock has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,642,100 Units.

J Alfred

As the sole general partner of Prufrock, J Alfred has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,642,100 Units.

Star

As the sole general partner of Q4, Star has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,379,318 Units.

Excalibur

As the sole general partner of Star, Excalibur has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,379,318 Units.

Raynor

As the person who controls J Alfred and Excalibur, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,021,418 Units.

(c)  During the last 60 days, the Reporting Persons have purchased (P) and sold (S) Units in transactions on the New York Stock Exchange as follows:

REPORTING PERSON	DATE	NUMBER OF UNITS PURCHASED OR SOLD	PRICE PER UNIT
Q3	12/17/09	85,800 (P)	$ 11.23
Q3	12/18/09	29,900 (P)	$ 11.23
Q3	12/24/09	15,000 (P)	$ 11.26
Q3	12/28/09	131,270 (P)	$ 11.32
Q3	12/28/09	3,500 (S)	$ 11.32
Q3	12/29/09	144,138 (P)	$ 11.36
Q3	12/29/09	2,458 (S)	$ 11.35
Q3	12/30/09	296,666 (P)	$ 11.35
Q3	12/30/09	500 (S)	$ 11.33
Q3	12/31/09	120,542 (P)	$ 11.37
Q3	01/04/10	678,879 (P)	$ 11.42
Q3	01/04/10	900 (S)	$ 11.42
Q3	01/05/10	291,970 (P)	$ 11.43
Q3	01/05/10	2,400 (S)	$ 11.45
Q3	01/06/10	548,437 (P)	$ 11.68
Q3	01/06/10	100,000 (P)	$ 11.53
Q3	01/06/10	1,000 (S)	$ 11.48
Q3	01/07/10	508,063 (P)	$ 11.74
Q3	01/08/10	368,649 (P)	$ 11.82
Q3	01/11/10	495,551 (P)	$ 11.78
Q3	01/12/10	642,546 (P)	$ 11.82
Q3	01/13/10	443,990 (P)	$ 11.87
Q3	01/14/10	360,016 (P)	$ 11.93
Q3	01/15/10	183,520 (P)	$ 11.93
Q3	01/20/10	141,890 (P)	$ 12.07
Q3	01/21/10	246,129 (P)	$ 12.23
Q3	01/22/10	819,902 (P)	$ 12.80
Q4	01/25/10	428,987 (P)	$ 12.57
Q4	01/26/10	630,398 (P)	$ 12.56
Q4	01/27/10	605,748 (P)	$ 12.60
Q4	01/28/10	214,671 (P)	$ 12.56
Q4	01/29/10	66,358 (P)	$ 12.30
Q4	02/01/10	103,790 (P)	$ 12.28
Q4	02/02/10	223,746 (P)	$ 12.27
Q4	02/03/10	177,800 (P)	$ 12.08
Q4	02/04/10	289,578 (P)	$ 11.97
Q4	02/05/10	270,143 (P)	$ 11.95
Q4	02/08/10	161,177 (P)	$ 11.93
Q4	02/09/10	206,922 (P)	$ 11.95

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the Units during the last 60 days.

The Reporting Persons affirm that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by such Reporting Persons.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
             RESPECT TO SECURITIES OF THE ISSUER.

In addition to the Units reported herein, affiliates of the Reporting Persons (the "Affiliates") currently have long economic exposure to 550,900 Units through cash-settled equity swaps (the "Equity Swaps") under which the profit to the Affiliates will be based upon any increase in value in Units and the loss to the Affiliates will be based upon any decrease in the value of Units over the term of the transactions. The Equity Swaps may only be settled in cash and do not give the Affiliates direct or indirect voting, investment or dispositive control over any Units and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. With respect to the Equity Swaps, the Affiliates disclaim beneficial ownership over any Units. The Equity Swaps were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: February 12, 2010

Q FUNDING III, L.P. By: Prufrock Onshore, L.P., its general partner By: J Alfred Onshore, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

Q4 FUNDING, L.P. By: Star Spangled Sprockets, L.P., its general partner By: Excalibur Domestic, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading